EXHIBIT 99.1

FirstService Reports Strong Second Quarter Results

Robust, Balanced Organic Growth Drives Double-Digit Revenue Increases Across Both FirstService Residential and FirstService Brands

Operating highlights:

	Three months ended			Six months ended
	June 30			June 30
	2019	2018		2019	2018

Revenues (millions)	$573.9		$495.3	$1,059.6		$921.8
Adjusted EBITDA (millions) (note 1)	65.0		57.1	94.2		82.5
Adjusted EPS (note 2)	1.12		0.86	1.45		1.10

GAAP Operating Earnings	(268.5)	(1)	42.4	(255.5)	(1)	53.4
GAAP EPS	(7.48)	(1)	0.63	(7.69)	(1)	0.80

(1) Includes $314.4 million settlement of long-term incentive arrangement with FirstService's Founder and Chairman.

TORONTO, July 24, 2019 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV; NASDAQ: FSV) today reported strong results for its second quarter ended June 30, 2019. All amounts are in US dollars.

Revenues for the second quarter were $573.9 million, a 16% increase relative to the same quarter in the prior year, Adjusted EBITDA (note 1) increased 14% to $65.0 million, and Adjusted EPS (note 2) was $1.12, a 30% increase versus the prior year quarter. During the second quarter, FirstService reported a GAAP Operating Loss of $268.5 million, reflecting the settlement of the long-term incentive arrangement (“LTIA”) with its Founder and Chairman in the amount of $314.4 million. GAAP Operating Earnings were $42.4 million in the prior year period. The GAAP loss per share was $7.48 in the quarter, versus GAAP earnings per share of $0.63 for the same quarter a year ago.

For the six months ended June 30, 2019, revenues were $1.06 billion, a 15% increase relative to the comparable prior year period, Adjusted EBITDA was $94.2 million, up 14%, and Adjusted EPS was $1.45, a 32% increase versus the prior year period. The GAAP Operating Loss was $255.5 million in the current year period, relative to GAAP Operating Earnings of $53.4 million in the prior year period. The GAAP loss per share for the six months year-to-date was $7.69, compared to GAAP earnings per share of $0.80 in the prior year period.

“We delivered another quarter of very strong operating results, principally led by solid organic growth across our businesses,” said Scott Patterson, Chief Executive Officer of FirstService. “We are excited about our prospects for the balance of the year, supported by continued broad-based growth and significant contribution from our recently acquired Global Restoration business,” he concluded.

About FirstService Corporation
FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$2 billion in annual revenues and has approximately 22,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The common shares of FirstService trade on the NASDAQ under the symbol “FSV” and on the Toronto Stock Exchange under the symbol “FSV”. More information is available at www.ﬁrstservice.com.

Segmented Quarterly Results
FirstService Residential revenues were $370.4 million for the second quarter, up 13% versus the prior year quarter, with organic growth accounting for half of this increase. Adjusted EBITDA for the quarter was $39.2 million, versus $33.4 million in the prior year period. Top-line growth was primarily driven by contract wins in our property management business, as well as strong contribution from our seasonal pool and amenity management services. Margin improvement was largely attributable to the strength in these seasonal operations. GAAP Operating Earnings were $32.3 million, versus $27.5 million for the second quarter of last year.

FirstService Brands revenues during the second quarter grew to $203.5 million, up 21% relative to the prior year period and including 6% organic growth together with contribution from recent tuck-under acquisitions across our company-owned operations. Adjusted EBITDA for the second quarter was $28.4 million, up from $26.7 million in the prior year period. Organic growth during the quarter was strong at our California Closets and Century Fire Protection company-owned operations and within our franchised systems. Top-line growth and margins within the division were tempered by weaker performance at our Paul Davis company-owned operations relative to the prior year period. GAAP Operating Earnings were $20.7 million, versus $19.1 million in the prior year quarter.

Corporate costs, as presented in Adjusted EBITDA, were $2.6 million in the second quarter, relative to $3.0 million in the prior year period. On a GAAP basis, corporate costs for the quarter were $321.5 million, relative to $4.3 million in the prior year period, with the increase primarily attributable to the settlement of the LTIA with FirstService’s Founder and Chairman.

Conference Call
FirstService will be holding a conference call on Wednesday, July 24, 2019 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The number to use for this call is toll-free 1) 1-888-241-0551 or 2) 647-427-3415 for international callers. The call will be simultaneously webcast and can be accessed live or after the call at www.firstservice.com in the “Investors / Newsroom” section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in FirstService’s annual information form for the year ended December 31, 2018 under the heading “Risk factors” (a copy of which may be obtained at www.sedar.com) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) stock-based compensation expense; and (vii) settlement of the LTIA. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2019	2018	2019	2018

Net earnings (loss)	$(275,680)	$29,894	$(267,535)	$38,829
Income tax	8,569	9,285	9,778	8,613
Other income, net	(6,131)	(39)	(6,124)	(103)
Interest expense, net	4,772	3,210	8,341	6,084
Operating earnings (loss)	(268,470)	42,350	(255,540)	53,423
Depreciation and amortization	14,165	12,903	26,852	24,686
Settlement of long-term incentive arrangement	314,379	-	314,379	-
Acquisition-related items	3,202	548	3,880	1,109
Stock-based compensation expense	1,755	1,317	4,610	3,314
Adjusted EBITDA	$65,031	$57,118	$94,181	$82,532

2. Reconciliation of net earnings and diluted net earnings per share to adjusted net earnings and adjusted net earnings per share:

Adjusted earnings per share is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; (iv) stock-based compensation expense; (v) a stock-based compensation tax adjustment related to a US GAAP change; and (vi) settlement of the LTIA. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted earnings per share appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2019	2018	2019	2018

Net earnings (loss)	$(275,680)	$29,894	$(267,535)	$38,829
Non-controlling interest share of earnings	(2,409)	(2,915)	(4,205)	(5,235)
Settlement of long-term incentive arrangement	314,379	-	314,379	-
Acquisition-related items	3,202	548	3,880	1,109
Amortization of intangible assets	4,899	4,736	9,206	8,650
Stock-based compensation expense	1,755	1,317	4,610	3,314
Stock-based compensation tax adjustment for US GAAP change	(1,510)	(622)	(2,854)	(3,037)
Income tax on adjustments	(2,439)	(1,574)	(4,301)	(3,111)
Non-controlling interest on adjustments	(80)	(145)	(168)	(255)
Adjusted net earnings	$42,117	$31,239	$53,012	$40,264

	Three months ended		Six months ended
(in US$)	June 30		June 30
	2019	2018	2019	2018

Diluted net earnings (loss) per share	$(7.40)	$0.62	$(7.59)	$0.79
Non-controlling interest redemption increment	0.03	0.12	0.14	0.13
Settlement of long-term incentive arrangement	8.34	-	8.62	-
Acquisition-related items	0.07	0.02	0.09	0.03
Amortization of intangible assets, net of tax	0.09	0.09	0.18	0.17
Stock-based compensation expense, net of tax	0.03	0.03	0.09	0.06
Stock-based compensation tax adjustment for US GAAP change	(0.04)	(0.02)	(0.08)	(0.08)
Adjusted earnings per share	$1.12	$0.86	$1.45	$1.10

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
	Three months		Six months
	ended June 30		ended June 30
(unaudited)	2019	2018	2019	2018

Revenues	$573,908	$495,348	$1,059,563	$921,804

Cost of revenues	388,656	331,445	729,354	629,969
Selling, general and administrative expenses	121,976	108,102	240,638	212,617
Depreciation	9,266	8,167	17,646	16,036
Amortization of intangible assets	4,899	4,736	9,206	8,650
Settlement of long-term incentive arrangement	314,379	-	314,379	-
Acquisition-related items (1)	3,202	548	3,880	1,109
Operating earnings (loss)	(268,470)	42,350	(255,540)	53,423
Interest expense, net	4,772	3,210	8,341	6,084
Other expense (income)	(6,131)	(39)	(6,124)	(103)
Earnings (loss) before income tax	(267,111)	39,179	(257,757)	47,442
Income tax	8,569	9,285	9,778	8,613
Net earnings (loss)	(275,680)	29,894	(267,535)	38,829
Non-controlling interest share of earnings	2,409	2,915	4,205	5,235
Non-controlling interest redemption increment	947	4,373	4,967	4,905
Net earnings (loss) attributable to Company	$(279,036)	$22,606	$(276,707)	$28,689

Net earnings (loss) per common share
Basic	$(7.48)	$0.63	$(7.69)	$0.80
Diluted	(7.48)	0.62	(7.69)	0.79

Adjusted earnings per share (2)	$1.12	$0.86	$1.45	$1.10

Weighted average common shares (thousands)
Basic	37,284	35,936	36,002	35,929
Diluted	37,715	36,534	36,452	36,526

Notes to Condensed Consolidated Statements of Earnings (Loss)
(1) Acquisition-related items include transaction costs, and contingent acquisition consideration fair value adjustments.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	June 30, 2019	December 31, 2018

Assets
Cash and cash equivalents	$89,829	$66,340
Restricted cash	18,001	13,504
Accounts receivable	383,707	239,925
Prepaid and other current assets	136,042	95,303
Current assets	627,579	415,072
Other non-current assets	8,869	10,347
Fixed assets	119,914	98,102
Operating lease right-of-use assets	122,866	-
Goodwill and intangible assets	1,005,445	483,953
Total assets	$1,884,673	$1,007,474

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$276,176	$174,281
Other current liabilities	62,009	48,751
Operating lease liabilities - current	31,967	-
Long-term debt - current	5,914	3,915
Current liabilities	376,066	226,947
Long-term debt - non-current	918,570	330,608
Operating lease liabilities - non-current	99,027	-
Other liabilities	55,386	55,531
Deferred income tax	68,421	6,577
Redeemable non-controlling interests	153,390	151,585
Shareholders' equity	213,813	236,226
Total liabilities and equity	$1,884,673	$1,007,474

Supplemental balance sheet information
Total debt	$924,484	$334,523
Total debt, net of cash	834,655	268,183

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Six months ended
	June 30		June 30
(unaudited)	2019	2018	2019	2018

Cash provided by (used in)

Operating activities
Net earnings (loss)	$(275,680)	$29,894	$(267,535)	$38,829
Items not affecting cash:
Depreciation and amortization	14,164	12,903	26,851	24,686
Non-cash settlement of long-term incentive arrangement	289,721	-	289,721	-
Deferred income tax	992	38	1,465	346
Other	(4,192)	1,629	(1,058)	4,031
	25,005	44,464	49,444	67,892

Changes in non-cash working capital
Accounts receivable	(27,828)	(16,259)	(19,228)	(12,181)
Payables and accruals	11,439	2,366	(4,922)	(12,504)
Other	10,212	8,701	19,092	4,367
Net cash provided by operating activities	18,828	39,272	44,386	47,574

Investing activities
Acquisition of businesses, net of cash acquired	(519,758)	(13,577)	(545,531)	(43,179)
Disposition of business, net of cash disposed	13,030	-	13,030	-
Purchases of fixed assets	(11,551)	(9,097)	(22,287)	(19,620)
Other investing activities	3,188	(1,306)	859	(1,984)
Net cash used in investing activities	(515,091)	(23,980)	(553,929)	(64,783)

Financing activities
Increase in long-term debt, net	543,216	(8,128)	588,879	42,086
Purchases of non-controlling interests, net	(14,223)	(511)	(33,210)	(2,132)
Financing fees paid	(3,428)	-	(3,696)	-
Dividends paid to common shareholders	(5,418)	(4,849)	(10,275)	(9,249)
Distributions paid to non-controlling interests	(3,075)	(2,751)	(4,269)	(4,342)
Repurchases of common shares	-	-	-	(5,941)
Other financing activities	2,260	893	411	(771)
Net cash provided by (used in) financing activities	519,332	(15,346)	537,840	19,651

Effect of exchange rate changes on cash	(508)	(206)	(311)	(343)

Increase (decrease) in cash, cash equivalents and restricted cash	22,561	(260)	27,986	2,099

Cash, cash equivalents and restricted cash, beginning of period	85,269	69,253	79,844	66,894

Cash, cash equivalents and restricted cash, end of period	$107,830	$68,993	$107,830	$68,993

Segmented Results
(in thousands of US dollars)

	FirstService	FirstService
(unaudited)	Residential	Brands	Corporate	Consolidated

Three months ended June 30

2019
Revenues	$370,405	$203,503	$-	$573,908
Adjusted EBITDA	39,177	28,431	(2,577)	65,031

Operating earnings	32,278	20,705	(321,453)	(268,470)

2018
Revenues	$326,992	$168,356	$-	$495,348
Adjusted EBITDA	33,402	26,675	(2,959)	57,118

Operating earnings	27,498	19,145	(4,293)	42,350

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Six months ended June 30

2019
Revenues	$689,715	$369,848	$-	$1,059,563
Adjusted EBITDA	60,996	39,459	(6,274)	94,181

Operating earnings	47,926	24,597	(328,063)	(255,540)

2018
Revenues	$611,127	$310,677	$-	$921,804
Adjusted EBITDA	50,878	37,838	(6,184)	82,532

Operating earnings	38,864	24,220	(9,661)	53,423

COMPANY CONTACTS:

D. Scott Patterson
President & CEO

Jeremy Rakusin
Chief Financial Officer

(416) 960-9500